October 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Amanda Ravitz

Re:	OrthoPediatrics Corp.
Registration Statement on Form S-1
File No. 333-212076

Ladies and Gentlemen,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 2, 2017 and the date hereof, approximately 1,315 copies of the Preliminary Prospectus dated October 2, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on October 11, 2017, or as soon as practicable thereafter.

[Signature Page Follows]

Very truly yours,

PIPER JAFFRAY & CO.
STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representatives of the Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
	Name:	Nicholas Oust
	Title:	Managing Director

[Signature Page to Acceleration Request]